2200 Ross Avenue, Suite 2800 • Dallas, Texas 75201-2784

fbrumbaugh@fulbright.com • Direct: 214 855 7177 • Main: 214 855 8000 • Facsimile: 214 855 8200

September 28, 2012

VIA EDGAR

Dieter King

Legal Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-0404

Re:	Conn’s, Inc.
Amendment No. 2 to Registration Statement on Form S-3
Filed September 7, 2012
File No. 333-180789

Dear Mr. King:

This letter sets forth the responses of Conn’s, Inc. (“Conn’s”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated September 18, 2012 (the “Comment Letter”) with respect to Amendment No. 2 to the Registration Statement on Form S-3 (File No. 333-180789) filed on September 7, 2012 (the “Registration Statement”).

For the convenience of the Staff, we have set forth below, in boldface type, the number and text of each comment in the Comment Letter followed by Conn’s responses thereto. Contemporaneously with the filing of this letter, Conn’s is filing Pre-Effective Amendment No. 3 to the Registration Statement (the “Amendment No. 3”).

Plan of Distribution, page 29

5.	We note your response to comment 6 in our letter dated July 16, 2012. Please revise your disclosure in the “Plan of Distribution” section to state that the selling security holders may be deemed to be underwriters within the meaning of the Securities Act in connection with any sales covered by the registration statement.

Austin • Beijing • Dallas • Denver • Dubai • Hong Kong • Houston • London • Los Angeles • Minneapolis

Munich • New York • Pittsburgh-Southpointe • Riyadh • San Antonio • St. Louis • Washington DC

www.fulbright.com

Securities and Exchange Commission

September 28, 2012

Response: In response to the Staff’s comment, Conn’s has revised its disclosure in the “Plan of Distribution” section of the Registration Statement to state that the selling security holders may be deemed to be “underwriters” within the meaning of the Securities Act in connection with any sales covered by the Registration Statement. Please refer to Amendment No. 3 under the heading “Plan of Distribution—Underwriters” for such disclosure.

******

Should any member of the Staff have any questions or additional comments regarding Conn’s’ responses to the Comment Letter set forth above, please do not hesitate to call the undersigned at (214) 855-7177.

Very truly yours,

/s/ D. Forrest Brumbaugh
D. FORREST BRUMBAUGH

DFB/pl
cc:	Mara Ransom, Assistant Director
Angie Kim
Theodore M. Wright, Conn’s, Inc.
Sydney K. Boone, Conn’s, Inc.